EXHIBIT 99.8

QUEST CAPITAL CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2005

Description of Business, Operations and Financial Condition

The following information, prepared as of March 3, 2006, should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2005 and 2004 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”). All amounts are expressed in Canadian dollars unless otherwise indicated.

The business of Quest Capital Corp. (the “Company”) consists of:

  mortgage financing secured by first and second real estate mortgages;
  providing commercial bridge loans to publicly traded development stage companies;
  financial and corporate assistance in arranging equity offerings for companies; and
  management and administrative services to public and private companies.

Total assets as at December 31, 2005 were $189.6 million comprised of $33.7 million of cash, $0.9 million of marketable securities, $124.6 million in loans; $17.1 million in investments with a fair value of $24.4 million and $13.3 million of other assets.

The Company primarily generates revenues through interest it receives from its loan portfolio. The Company’s revenues are subject to the return it is able to generate on its capital, the ability to reinvest funds as loans mature and are repaid, the nature and credit quality of the loan portfolio, including the quality of the collateral security. In addition, the Company receives fees from its corporate finance activities, these fees are subject to the number and dollar amount of the transactions that the Company participates in.

The composition of the loan portfolio at December 31, 2005 was 89% in first and second real estate mortgages, 6% in the energy sector, and 5% in other types of companies. This investment concentration may vary from time to time depending on the investment opportunities available.

SELECTED ANNUAL INFORMATION
(In thousands of Canadian dollars, except per share amounts)
For the year ended December 31,

	2005	2004	2003

Interest and related fees	17,410	10,948	3,742
Non-interest income	9,490	6,775	10,412
Expenses and other	9,732	4,381	13,680
Earnings/(Loss) before income taxes	17,168	13,067	(998)
Net Earnings/(Loss)	23,551	12,747	(1,362)
Basic and Diluted Earnings/(Loss) Per Share	0.23	0.14	(0.02)
Total Assets	189,603	111,905	96,110
Total Liabilities	12,009	12,385	13,010
Cash Semi-Annual Dividend Declared Per Share	$0.03	-	-

Since the reorganization in June 2003, as described in Note 4 to the audited consolidated financial statements, the Company’s primary focus has been to expand its asset backed lending and merchant banking business. The Company also continues to reclaim its resource property. Prior to the reorganization in 2003, the Company’s business activities included the acquisition, exploration, financing development and operation of mineral properties and the financing of junior exploration companies and merchant banking.

The Company’s loan portfolio continued to grow in 2005 to $124.6 million which is a 63% increase as compared to the previous year. As compared to the previous the year, the Company has also experienced a shift in its loan portfolio with an increase in number and value of first and second real estate mortgages. These loans are characterized by slightly lower interest rates and fees that the Company would realize from commercial loans to publicly traded development stage companies.

In 2004, the Company through its wholly owned subsidiary Quest Securities Corporation, expanded its services to include corporate finance services in return for fees. In 2005, fees realized from these activities increased 90% as compared to 2004 when Quest Securities was in its infancy.

The Company’s results for 2004 and 2003 have been impacted by the former resource operations, resulting in a positive impact of $5.4 million in 2004 and a negative impact in 2003 of $0.2 million. Results for 2005 were nominally impacted from the final sale of gold ounces, a gain realized on the sale of the Brewery Creek property which was partially offset by an increase in costs to complete the remaining closure obligations at the Castle Mountain property. The Company expects that it will complete its closure obligations at the Castle Mountain property by the end of the first quarter of 2006, other than long-term monitoring and maintenance.

In 2005, net earnings were also positively impacted by the recognition of a Future Tax Asset of $6.4 million as result of the likely realization of unused tax losses from future earnings. Going forward, this asset will be reduced as earnings are realized or if the Company assesses that realization is no longer more likely than not. In addition, the Company will evaluate its ability to realize the remaining unrecognized future tax asset of $44.5 million and if appropriate, record a portion on the balance sheet and statement of earnings.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Variable Interest Entities

Effective January 1, 2005, the Company has adopted the new Accounting Guideline (AcG-15) “Consolidation of Variable Interest Entities”. The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s returns or both. Adoption of this guideline resulted in no changes to the balance sheets and income statement accounts and no change to earnings or retained earnings.

Revenue Recognition

Effective January 1, 2004, the Company adopted prospectively the new standard CICA 1100, “Generally Accepted Accounting Principles” as it relates to recognizing revenue. The Company now recognizes revenue from sales of precious metals when title has passed to the purchaser. Previously sales of precious metals were recorded at the estimated net realizable value when the metals were available for delivery and unsettled amounts were recorded as accounts receivable. Adoption of this new standard resulted in no changes to the balance sheets and income statement accounts and no change to earnings or retained earnings.

Financial Instruments

In January 2005, the CICA issued Section 3855, “Financial Instruments – Recognition and Measurement,” Section 1530, “Comprehensive Income” and Section 3865, “Hedges”. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for the Company, the new standards will require presentation of a separate statement of comprehensive income. Investments will be recorded in the balance sheet at fair value and changes in the fair value of investments will be reported in comprehensive income. The Company is assessing the impact of the new standards.

RESULTS OF OPERATIONS

For the year ended December 31, 2005 the Company had consolidated net earnings of $23.6 million ($0.23 per share) compared to net earnings of $12.7 million ($0.14 per share) in 2004 and a net loss of $1.4 million ($0.02 per share) in 2003. In 2005, the Company has concluded the likely realization of a portion of its unused taxes from future earnings, as required by Cdn GAAP earnings were favourably impacted by the recognition of a future tax recovery and future tax asset of $6.4 million.

Interest and Related Fees

Net interest income from the lending activities increased for 2005 as compared to 2004 and 2003 due to the growth in the loan portfolio year-over-year. Total loans as at December 31, 2005 were $124.6 million as compared to $76.2 million as at December 31, 2004.

Non-Interest Income

Net earnings were positively impacted by an increase in management and finder’s fees in 2005 as compared to 2004 and 2003 primarily as a result of increased activity in the Company’s corporate finance business. During 2005, the Company received non-monetary compensation for finder’s fees in the form of shares, broker warrants and/or options with a fair value of $1.2 million as compared to $0.6 million in 2004. The fair value of these non-monetary compensation payments received is estimated using the trading price of the shares at the time received and the Black-Scholes option model for warrants.

Marketable securities are carried at lower of average cost and market value. Accordingly, trading gains/(losses) in 2005 resulted in the Company recording a gain of $0.7 million compared to loss in 2004 of $1.0 million and a gain in 2003 of $0.3 million.

Net realized gains from the sale and write-downs to carrying value of investments resulted in the Company recording a net gain of $4.2 million in 2005 as compared to gains of $2.1 million in 2004 and $3.2 million in 2003. Included in the net gain in 2005 is a write-down in the amount of $1.2 million.

Other income primarily relates to the proceeds from the sale of precious metals from the former resource operations.

Expenses and Other

Total expenses and other for the year ended December 31, 2005 was $9.7 million as compared to $4.4 million in 2004 and $13.7 million in 2003.

Salaries and benefits have increased in 2005 as compared to 2004 and 2003 as a result of expansion of the business and the addition of new employees over the three years.

Bonuses of $2.0 million in 2005 primarily represent an accrual for an incentive plan payable to officers and employees of the Company. The payment and allocation under such plan is subject to the approval of the Compensation Committee and Board of Directors.

Stock based compensation increased in 2005 over 2004 as a result of additional options being granted and vesting during 2005. The fair value of the Company’s options has been estimated using the Black-Scholes option pricing model. Assumptions used for the 2005 options include a risk free rate of 3.18%, an expected life of 2.3 years, and a volatility rate of 33% which result in the options having a weighted average fair value of $0.42 per option.

Legal and professional fees decreased in the 2005 as compared to 2004 and 2003 primarily as a result of resolving the legal claim in Australia in the second quarter of 2004.

During the first half of 2004, the Company reduced its foreign exchange risk and converted its cash balances denominated in United States dollars held by its Canadian subsidiaries into Canadian dollars resulting in a foreign exchange gain of $0.3 million. In 2003, the strengthening Canadian dollars against the US dollars resulted in the Company recording an unrealized loss of $2.1 million on funds and loans denominated in United States dollars.

Other expenses relating to resource properties are described in Note 14 to the audited consolidated financial statements and decreased primarily as a result of cessation of commercial production of gold in 2003. In 2004, the incremental costs of recovering gold during the decommissioning of the Castle Mountain property became nominal and have been included in the Company’s estimated asset retirement obligation.

Writedowns, gains, adjustments to asset retirement obligations and settlement of Australian operations are described in Note 15 to the audited consolidated financial statements. Revisions to the estimated assets retirement obligations resulted in the Company recording a charge against earnings of $0.9 million in 2005 compared to reduction in 2004 of $0.6 million and a charge in 2003 of $0.9 million. In 2005, the Company realized a gain on the disposition of resource assets of $0.4 million compared to a gain of $0.6 million in 2004 and $0.4 million in 2003. In 2004, the Company received net proceeds of approximately $2.1 million from the settlement of the Company’s legal claim in Australia and paid $0.3 million in 2003 to terminate a dispute with respect to a joint venture agreement on the Australian properties.

In 2003, the Company recorded $0.4 million of goodwill as part of the assets acquired in the reorganization. During the third quarter of 2003, the Company recorded a goodwill impairment loss of $0.4 million.

QUARTERLY INFORMATION
(In thousands of Canadian dollars, except per share amounts)

	Fourth	Third	Second	First
	Qtr 2005	Qtr 2005	Qtr 2005	Qtr 2005

Interest and related fees	5,555	4,399	4,004	3,452
Non-interest income	4,028	1,883	2,377	1,202
Earnings/(Loss) before taxes	5,059	4,291	4,507	3,311
Net Earnings/(Loss)	11,395	4,295	4,550	3,311
Basic and Diluted Earnings/(Loss) Per Share	0.10	0.04	0.05	0.04
Total Assets	189,603	166,928	123,487	114,030
Total Liabilities	12,009	6,718	7,525	10,684

	Fourth	Third	Second	First
	Qtr 2004	Qtr 2004	Qtr 2004	Qtr 2004

Interest and related fees	2,941	3,194	2,168	2,645
Non-interest income	1,502	1,439	2,425	1,409
Earnings/(Loss) before taxes	529	3,782	5,836	2,920
Net Earnings/(Loss)	212	3,766	5,834	2,935
Basic and Diluted Earnings/(Loss) Per Share	0.00	0.04	0.07	0.03
Total Assets	111,905	106,578	104,356	99,208
Total Liabilities	12,385	9,928	11,509	12,783

The Company’s interest income has continued to increase for the past four quarters as the Company’s loan portfolio grows.

Non- interest income will vary by quarter depending on the management, advisory, and finder’s fees received, marketable securities trading gains/(losses) and realized gains and write-down of investments. Quarter to quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as indication of future performance.

During the fourth quarter of 2005, net earnings were also impacted by the recognition of a Future Tax Asset of $6.4 million as result of the likely realization of unused tax losses from future earnings.

Net earnings in the fourth quarter of 2004 were impacted by the provision of $1.5 million for the 2004 bonuses. In 2005, a provision for bonuses was made on a quarterly basis.

FOURTH QUARTER

For the quarter ending December 31, 2005, the Company had earnings of $5.1 million before tax or net earnings of $11.4 million. Net interest income increased as compared to the previous three quarters due to the growth in the loan portfolio quarter over quarter In addition during the fourth quarter, Quest Securities had an active quarter realizing $1.9 million of fees from its corporate finance activities. Earnings were also positively impacted by the recognition of a future tax asset as a result of the likely realization of unused tax losses from future earnings.

LIQUIDITY

The Company’s cash resources at December 31, 2005 were $33.7 million as compared to $6.6 million as at December 31, 2004. The Company’s primary focus is to provide loans and its cash balances vary depending on the timing of loans advanced and repaid.

As at December 31, 2005, the Company had commitments under existing loan agreements to lend further funds of $7.1 million of which the Company expects to syndicate $0.9 million. Advances under these agreements are subject to a number of conditions, including due diligence and no material adverse change in the assets, business or ownership of the borrower.

The Company’s loan portfolio as at December 31, 2005 was $124.6 million comprised of 89% real estate mortgages, 6% in the energy sector, and 5% in other types of companies. As at December 31, 2005, 66% of the loan value in the Company’s loan portfolio is scheduled to mature within a year. The Company had approximately $6.4 million of loans impaired as a result of certain principal and/or interest payments being in arrears as at December 31, 2005. No additional provision for loan losses was made in 2005 and the Company’s provision for loan losses remains at $0.3 million. Subsequent to year end $3.1 million of the impaired loans were repaid or the defaults cured. The Company expects to collect the full carrying value of its loan portfolio.

For 2005, cash flow from operations provided $10.3 million as compared to $12.1 million for the same period in 2004. The decrease is primarily due to repayment of syndicate funds received just prior to 2004 year end and returned to syndicate participants in 2005.

During 2005, the Company received $56.0 million in net proceeds from issuing an aggregate 28.8 million shares by way of a private placement, a public equity offering and the exercise of warrants. Subsequent to year end the Company accelerated the expiry date of its outstanding warrants and has received an additional $13.3 million of cash.

During 2005, the Company’s loan portfolio increased by $48.3 million to $124.6 million as compared to the start of the year. In 2005, the Company had arranged $173.7 million of new loans in 2005 (net to Company – $116.8 million) and $127.2 million of loans (net to the Company - $68.4 million) were repaid.

As a result of the sale of the Brewery Creek property in the first quarter of 2005, $5.0 million of restricted cash was released to the Company of which $2.5 million was transferred to the purchaser on the sale of the property. In addition, $2.6 million was used from the restricted funds to fund ongoing reclamation and closure expenditures at the Castle Mountain property. As at December 31, 2005, the Company had restricted cash of $2.5 million to fund its remaining reclamation obligations at the Castle Mountain property estimated to be approximately $1.9 million.

Management is not aware of any trends or expected fluctuations in its liquidity that would create any deficiencies. The Company believes that cash flow from continuing operations and existing cash resources will be sufficient to meet the Company’s short-term requirements, as well as ongoing operations, and will be able to generate sufficient capital to support the Company’s business.

The Company has contractual obligations for its leased office space in Vancouver and Toronto. The total minimum lease payments for the years 2006 – 2010 is $1,383,000.

	Obligation due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 – 5 Years	More than 5 Years
Office Leases	$1,383,000	$462,000	$767,000	$154,000	-
Loan Commitments – Net of Syndication	$6,194,000	$6,194,000	-	-	-
Total	$7,577,000	$6,656,000	$767,000	$154,000	-

TRANSACTIONS WITH RELATED PARTIES

The Company had loans and convertible debentures of $5.8 million due from parties related by virtue of having certain directors and officers in common as at December 31, 2005. The Company often requires the ability to nominate at least one member to the board of directors of companies to which it provides a loan. The nominee may be an employee, officer or director of the Company and accordingly, the borrower is considered related to the Company. During the year the Company received $2.1 million in interest and related fees from parties related by virtue of having certain directors and officers in common.

The Company engages in the syndication of loans and received syndication fees from parties related by virtue of having certain directors and officers in common.

As at December 31, 2005, the Company held $14.0 million of shares in publicly traded companies related by virtue of having certain directors and officers in common. The Company recorded a $3.9 million net gain on disposal of shares after write-downs in companies related by virtue of having certain directors and officers in common.

For 2005, the Company received $1.6 million in advisory, management and finder’s fees from companies related by virtue of having certain directors and officers in common. Other assets include $0.6 million of non-transferable securities in publicly traded or private companies related by virtue of having certain directors and officers in common.

SUBSEQUENT AND PROPOSED TRANSACTIONS

Subsequent to the year end, the Company received $13.3 million, as result a of the exercise of all of the outstanding warrants.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in Note 3 of its audited consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results, financial condition and cash flows. Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these estimates and assumptions.

Provision for Loan Losses

Loans are stated net of an allowance for credit losses on impaired loans. Such allowances reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. The evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized allowance.

The Company reviews its loan portfolio on a regular basis and specific provisions are established on loan-by-loan basis. In determining the provision for possible loan losses, the Company considers the following:

  length of time the loans have been in arrears;
  the overall financial strength of the borrowers;
  the nature and quality of collateral and, if applicable, guarantees;
  secondary market value of the loans and the collateral; and
  the borrower’s plan, if any, with respect to restructuring the loans.

Valuation of Investments

The Company’s investments are primarily held in public companies. Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary. The Company regularly reviews the carrying value of its portfolio positions. A decline in market value may be only temporary in nature or may reflect conditions that are more permanent. Declines may be attributable to general market conditions, either globally or regionally, that reflect prospects of the economy as a whole or prospects of a particular industry or a particular company. Such declines may or may not reflect the likelihood of ultimate recovery of the carrying amount of an investment.

In determining whether the decline in value of the investment is other than temporary, quoted market price is not the only factor considered, particularly for thinly traded securities, large block holdings and restricted shares. Other factors considered include:

  trend of the quoted market price and trading volume;
  financial position of the company and results;
  changes in or reorganization of the business plan of the investment; and
  the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value.

Future Tax Asset

The Company has recognized a future tax asset to the extent that the amount is more likely than not to be realized from future earnings. The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized. The Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest the funds. If an asset has been recorded and the Company assesses that realization is no longer viable, the asset will be written down. Conversely, if the Company determines that there is an unrecognized future income tax asset for which it more likely than not to be realized, it will be recorded in the balance sheet and statement of earnings.

Asset Retirement Obligations

The amounts recorded for asset retirement obligations are based on the fair value of the estimated future costs to complete the decommissioning and closure obligations included in the Company’s closure plan for its remaining resource property. Estimates are based on management’s estimate of the remaining work that is required. Environmental laws and regulations continue to evolve in the region in which the decommissioning of the Company’s resource property is taking place.

RISKS & UNCERTAINITIES

Additional risks factors are disclosed under “Risk Factors” in the Revised Initial Annual Information Form and Final Short Form Prospectus filed on SEDAR at www.sedar.com.

Liquidity Risk

The Company maintains a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions.

Credit Risk

Credit risk management is the management of all aspects of borrower risk associated with the total loan portfolio, including the risk of loss of principal and/or interest from the failure of the borrowers to honour their contractual obligations to the Company.

The composition of the loan portfolio at December 31, 2005 was 89% in first and second real estate mortgage, 6% in the energy sector, and 5% in other types of companies. The Company generally receives security equal to approximately 75% of the loan value for the real estate mortgage and at least 50% security on commercial bridge loans to publicly traded development stage companies. The Company provides for loan losses on a specific loan basis and has a provision of $0.6 million as at December 31, 2005.

OUTLOOK

As at year end the Company had $33.7 million of cash on hand and received additional $13.3 million of cash from the exercise of warrants subsequently. The prudent deployment of the Company’s cash is the paramount focus of management. The Company plans to further exploit its market niche by growing its loan portfolio and stepping up the marketing efforts to grow its customer base. The Company will bring on additional employees, raise additional debt and/or capital as the need is required to fund the loan growth.

OTHER DATA

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com .

Share Position

As at March 3, 2006, Quest’s issued outstanding share position was 128,098,903 Common shares. Previously, the Company had Class A Voting Shares and Class B Voting Shares. Effective April 19, 2005, the Class B shares were cancelled and the designation of the Class A Shares was changed to common shares.

Outstanding Stock Options

Number	Exercise	Expiry
Of Options	Price	Date
113,333	$0.81	October 22, 2007
300,000	$1.51	August 19, 2009
6,800,000	$1.95	November 20, 2008
1,100,000	$1.95	April 7, 2010
175,000	$2.30	November 1, 2010
75,000	$2.30	November 15, 2010
1,000,000	$2.30	December 21, 2010
350,000	$2.64	February 1, 2011

9,913,333

Outstanding Compensation Options

Number	Exercise	Expiry
Of Options	Price	Date
1,110,000	$2.30	August 23, 2007
48,000	$2.30	October 26, 2007
1,158,000

Dividends

The Board of Directors declared its first semi-annual dividend of $0.03 per share paid on January 4, 2006 to shareholders of record on December 19, 2005.

FORWARD LOOKING INFORMATION

These materials include certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Other than statement of historical fact, all statements in this material, including, without limitation, statements regarding fair values of marketable securities, investments, loans, convertible debentures, estimated asset retirement obligations, and future plans and objectives of the Company, are forward –looking statements that involve various known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of these materials. Important factors that could cause actual results to differ materially from the Company’s expectations include, without limitation, the level of loans completed, the nature and credit quality of the collateral security, the sufficiency of cost estimates for remaining reclamation obligations as well as those factors discussed in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian securities regulators and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

INTERNAL DISCLOSURE CONTROLS AND PROCEDURES

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation that they are sufficiently effective as of December 31, 2005 to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.